UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                               ----------------

                               Amendment No. 3

                                      to

                                SCHEDULE 14D-1

             Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                               ----------------

                          Scotsman Industries, Inc.
                          (Name of Subject Company)

                      BERISFORD ACQUISITION CORPORATION
                             WELBILT CORPORATION
                                BERISFORD PLC
                                   (Bidder)

                   Common Stock, $0.10 Par Value Per Share
                       (Titles of Class of Securities)

                                  809340102
                    (CUSIP Number of Class of Securities)

                             Welbilt Corporation
                             225 High Ridge Road
                              Stamford, CT 06905

                          Telephone: (203) 325-8300
                           Facsimile: (203)325-3422

         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidder)
                           -----------------------

                                   Copy to:

                            Dennis J. Block , Esq.
                        Cadwalader, Wickersham & Taft
                               100 Maiden Lane
                           New York, New York 10038
                          Telephone: (212) 504-6000
                          Facsimile: (212) 504-6666

      Berisford Acquisition Corporation ("Purchaser"), a wholly owned subsidiary of Welbilt Corporation ("Parent"), an indirect wholly owned subsidiary of Berisford plc ("Berisford"), hereby amends and supplements its Schedule 14D-1 originally filed on July 9, 1999 (the "Original Filing"), as amended by its
Schedule 14D-1, Amendment No. 1, filed on July 26, 1999 and Amendment No. 2, filed on July 26, 1999 (together with the Original Filing, the "Statement") with respect to the Offer by Purchaser set forth in the Statement. Capitalized terms used herein and not otherwise defined shall have the meaning assigned such terms in the Statement.

Item 10.  ADDITIONAL INFORMATION.

      Item 10 of the Schedule 14D-1 is hereby amended by adding to Section 14 of the Offer to Purchase the following sentence as a separate paragraph at the end thereof:

            "Notwithstanding anything to the contrary in this Offer to Purchase, Purchaser will not terminate the Offer, eliminate withdrawal rights and accept Shares for payment, until all conditions to the Offer have been satisfied or waived."

                                  SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 1999



                                    BERISFORD ACQUISITION CORPORATION




                                    By: /s/ ANDREW ROAKE
                                        -----------------------------
                                         Name: Andrew Roake
                                         Title: President and Secretary



                                    WELBILT CORPORATION




                                    By: /s/ ANDREW ROAKE
                                        -----------------------------
                                         Name: Andrew Roake
                                         Title: Chief Executive Officer



                                    BERISFORD PLC




                                    By:  /s/ DAVID W. WILLIAMS
                                         -----------------------------
                                         Name: David W. Williams
                                         Title: Chief Executive Officer